Filed pursuant to Rule 424(b)(3)
Registration Number 333-143247

Prospectus Supplement No. 1, dated October 22, 2012

To Prospectus Dated June 29, 2007

833,871 Shares

Common Stock

This prospectus supplement supplements the prospectus, dated June 29, 2007, of BioDelivery Sciences International, Inc., which is part of a Registration Statement on Form S-3 (File No. 333-143247) filed with the Securities and Exchange Commission relating to the sale of securities by the selling stockholders named in the prospectus. This prospectus supplement should be read in conjunction with the prospectus and all information incorporated by reference therein, and this prospectus supplement is qualified by reference to the prospectus and such incorporated information, except to the extent that the information provided by this prospectus supplement supersedes the information in the prospectus.

The original prospectus registered for resale: (i) 2,467,871 shares of our common stock underlying certain warrants held by Laurus Master Fund Ltd. and (ii) 67,000 shares of our common stock underlying a warrant held by Kashner Davidson Securities Corp. This prospectus supplement updates the prospectus to indicate that the only shares of our common stock presently covered by the prospectus consists of 833,871 shares of common stock underlying a warrant initially issued to Laurus Master Fund Ltd., or Laurus, on April 10, 2007 due to the fact that: (i) all other warrants held by Laurus have been exercised or have expired and (ii) the warrants held by Kashner Davidson Securities Corp. have expired.

In addition, this prospectus supplement is provided to amend and restate the selling stockholders table in the prospectus to reflect the sale and purchase of the above mentioned warrant to purchase 833,871 shares of our common stock from Laurus to PSource Structured Debt Ltd., or PSource, and the subsequent sale of a portion of such warrant (to purchase 550,000 shares of our common stock) from PSource to Dennis L. Ryll.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated June 29, 2007 with respect to the securities described above, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 9 of the prospectus and otherwise incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2012.

SELLING STOCKHOLDERS

Up to 833,871 shares of common stock are being offered by this prospectus for sale by PSource Structured Debt Ltd. (or PSource) and Dennis L. Ryll (or Ryll), respectively, for their own accounts in the amounts set forth below. As used in this prospectus, the term “selling stockholders” includes PSource, Ryll and their respective transferees, assignees, pledgees, donees or other successors. The shares covered by this prospectus include: (i) a warrant to purchase 283,871 shares of our common stock held by PSource and (ii) warrants to purchase 525,000 and 25,000 shares of our common stock held by Ryll.

All proceeds from the sale of our common stock by the selling stockholders will be received by the selling stockholders for their own accounts. We will receive proceeds in connection with the exercise of the warrants held by PSource or Ryll, the underlying shares associated with which may, in turn, be sold by PSource or Ryll, as the case may be. If such warrants are exercised in full, we would receive proceeds of $4,169,355, which we would expect to use to fund our general working capital. No assurances can be given that all or any portion of such warrants will be exercised.

The following table sets forth, to our knowledge, information as of October 19, 2012 regarding the beneficial ownership of our common stock by PSource and Ryll both before and immediately after the offering. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon exercise of the warrant held by the holder that are currently convertible or are exercisable or convertible or exercisable within 60 days after the date of the table are deemed outstanding.

To our knowledge, Soondra Appavoo has sole voting and investment power with respect to all of the shares of common stock beneficially owned by PSource. Soondra Appavoo is the sole executive director for PSource, and the Managing Director of PSource Capital Limited, the manager of PSource. The address for PSource Structured Debt Ltd. is Sarnia House, Le Truchot, St Peter Port, Guernsey, GY1 4NA. To our knowledge, PSource has not held nor had any material relationship with us in the past three years.

To our knowledge, Ryll has sole voting and investment power with respect to all of the shares of common stock beneficially owned by him. Ryll’s address is 2595 Red Springs Drive, Las Vegas, NV 89135. To our knowledge, Dennis Ryll has not held nor had any material relationship with us in the past three years.

The percent of beneficial ownership for the selling stockholders is based on 30,679,325 shares of our common stock outstanding as of October 19, 2012. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of October 19, 2012, are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders. After the date of effectiveness of the registration statement of which this prospectus is a part, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of its common stock. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Name	Position, Office or Other Material Relationship	Number of Shares Represented by warrants, Beneficially Owned	Total Number of Shares of common stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering	Percentage to be Beneficially Owned after this Offering
PSource Structured Debt Ltd. (1)	None	283,871	283,871	283,871	0	0

Dennis L. Ryll (1)	None	550,000	869,000	550,000	319,000	1.04%

(1)	The terms of the warrants held by PSource and Ryll, whose underlying shares of common stock are included for resale under this prospectus, provide that PSource and Ryll not entitled to receive shares upon exercise of such warrants if such receipt would cause PSource and Ryll, respectively, to be deemed to beneficially own in excess of 9.99% of the outstanding shares of our common stock on the date of issuance of such shares.